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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 5 )*

Flotek Industries, Inc.
(Name of Issuer)
Common Stock, Par Value $0.0001 Per Share
(Title of Class of Securities)
343389102
(CUSIP Number)
Mr. Walter Roach
3900 Thanksgiving Tower
1601 Elm Street
Dallas, Texas 75201
(214) 922-0135
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
July 11, 2003
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

All ownership percentages set forth herein assume that there are 18,163,314 shares of Stock outstanding.

1	NAMES OF REPORTING PERSONS: TOSI, L.P.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
75-2725122

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

OO - See Item 3.

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Texas

	7	SOLE VOTING POWER:

NUMBER OF		1,504,694 (1)

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		-0-

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		1,504,694 (1)

WITH	10	SHARED DISPOSITIVE POWER:

-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

1,504,694

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

8.3%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

PN
(1) Power is exercised through its sole general partner, Pitman Property Corp.

1	NAMES OF REPORTING PERSONS: Pitman Property Corp.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
75-2490156

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

Not Applicable

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Texas

	7	SOLE VOTING POWER:

NUMBER OF		1,504,694 (1)(2)

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		-0-

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		1,504,694 (1)(2)

WITH	10	SHARED DISPOSITIVE POWER:

-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

1,504,694 (1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

8.3%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

CO
(1) Solely in its capacity as the sole general partner of TOSI, L.P.
(2) Power is exercised through its President, J. W. Beavers, Jr.

1	NAMES OF REPORTING PERSONS: J. W. Beavers, Jr.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

Not Applicable

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

USA

	7	SOLE VOTING POWER:

NUMBER OF		1,504,694 (1)

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		-0-

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		1,504,694 (1)

WITH	10	SHARED DISPOSITIVE POWER:

-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

1,504,694 (1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

8.3%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN
(1) Solely in his capacity as the President of Pitman Property Corp. in its capacity as the sole general partner of TOSI, L.P.

     Pursuant to Rule 13d-2(a) of Regulation 13D of the Rules and Regulations under the Securities Exchange Act of 1934, as amended, the undersigned hereby amend their Schedule 13D Statement dated November 10, 1997, as amended by Amendment No. 1 thereto dated November 9, 1998, by Amendment No. 2 thereto dated March 2, 1999, by Amendment No. 3 thereto dated March 5, 1999, and by Amendment No. 4 thereto dated October 12, 2000, relating to the common stock of Flotek Industries Inc., a Delaware corporation.
Item 1. SECURITY AND ISSUER.
     Item 1 hereby partially is amended by deleting the first sentence thereof in its entirety and replacing it with the following:
     This statement relates to shares of the common stock, par value $0.0001 per share (the “Stock”), of Flotek Industries, Inc., a Delaware corporation (the “Issuer”).
Item 2. IDENTITY AND BACKGROUND.
     Item 2 hereby partially is amended by deleting David S. Hunt as a Reporting Person for purposes of this Schedule 13D.
Item 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
     Item 3 hereby is amended in its entirety to read as follows:
     The source and amount of the funds used by the Reporting Persons to purchase shares of Stock are as follows:

REPORTING PERSON	SOURCE OF FUNDS	AMOUNT OF FUNDS
TOSI	Contributions from Partners	$1,779,584
Pitman	Not Applicable	Not Applicable
JWB	Not Applicable	Not Applicable
Item 4. PURPOSE OF TRANSACTION.
     Item 4 hereby is amended in its entirety to read as follows:
     The Reporting Persons acquired the shares of the Stock reported herein for investment purposes. Depending on market conditions and on other factors that each Reporting Person may deem material to its investment decision, such Reporting Person may purchase additional shares of the Stock in the open market or in private transactions. Depending on these same factors, such Reporting Person may sell all or a portion of the shares of the Stock that it owns or hereafter may acquire on the open market or in private transactions.
     Except as set forth herein or in the Exhibits filed or to be filed herewith, the Reporting Persons have no present plans or proposals that relate to or that would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D of the Act.

Item 5. INTEREST IN SECURITIES OF THE ISSUER.
     Items 5(a) and (b) hereby are amended in their entirety to read as follows:
     (a)
     TOSI
     The aggregate number of shares of the Stock that TOSI owns beneficially, pursuant to Rule 13d-3 of the Act, is 1,504,694, which constitutes approximately 8.3% of the outstanding shares of the Stock.
     Pitman
     Because of its position as the sole general partner of TOSI, Pitman may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 1,504,694 shares of the Stock, which constitutes approximately 8.3% of the outstanding shares of the Stock.
     JWB
     Because of his position as President of the sole general partner of TOSI, JWB may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 1,504,694 shares of the Stock, which constitutes approximately 8.3% of the outstanding shares of the Stock.
     To the best of the knowledge of each of the Reporting Persons, other than as set forth above, none of the persons named in Item 2 herein is the beneficial owner of any shares of the Stock.
     (b)
     TOSI
     Acting through its sole general partner, TOSI has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 1,504,694 shares of the Stock.
     Pitman
     In its capacity as the sole general partner of TOSI and acting through its President, Pitman has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 1,504,694 shares of the Stock.
     JWB
     In his capacity as the President of Pitman in its capacity as the sole general partner of TOSI, JWB has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 1,504,694 shares of the Stock.
     Item 5(c) hereby partially is amended by adding at the end thereof the following:
     On July 11, 2003, TOSI acquired 333,332 shares of the Stock in a private transaction with the Issuer at a price of $0.30 per share. The Reporting Persons note that the increase in the Reporting Persons’ beneficial ownership of shares of the Stock resulting from such transaction has been reflected in the Issuer’s Proxy Statement for every year since the date of such transaction.

     Items 5(d) and (e)
     No material change.

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPSWITH RESPECT TO SECURITIES OF THE ISSUER.
     Item 6 hereby is amended in its entirety to read as follows:
     Effective as of July 11, 2003, TOSI and the Issuer entered into a Subscription Agreement with respect to the shares of the Stock acquired by TOSI in the transaction described in Item 5(c) above; such Subscription Agreement is filed herewith as Exhibit 10.11 (the “Subscription Agreement”). The description of the Subscription Agreement that follows is not, and does not purport to be, complete, and is qualified in its entirety by reference to such Exhibit 10.11.
     In the Subscription Agreement, TOSI makes customary representations and warranties and agrees to indemnify and hold harmless the Issuer, and its officers, directors, employees, agents, affiliates, and counsel against any and all loss, liability, claim, damage, and expense arising out of or based upon any false representation or warranty or breach or failure by TOSI to comply with any covenant or agreement made by TOSI in the Subscription Agreement or in any other document furnished by TOSI to any of the foregoing in connection with the transaction described in the Subscription Agreement.
     Exhibits 10.1 through 10.10, previously filed, are no longer of any force or effect.
     Except as set forth herein or in the Exhibits filed or to be filed herewith, there are no contracts, arrangements, understandings or relationships with respect to the Stock owned by the Reporting Persons.
Item 7. MATERIAL TO BE FILED AS EXHIBITS.
     Item 7 hereby partially is amended by adding to the end thereof the following:
Exhibit 10.11 —       Subscription Agreement
Exhibit 99.1 —       Agreement pursuant to Rule 13d-1(k)

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: July 23, 2007

TOSI, L.P., a Texas limited partnership

By:	PITMAN PROPERTY CORP., a Texas corporation, its sole general partner

	By:	/s/ J. W. Beavers, Jr.
J. W. Beavers, Jr., President

PITMAN PROPERTY CORP., a Texas corporation

By:	/s/ J. W. Beavers, Jr.
J. W. Beavers, Jr., President

/s/ J. W. Beavers, Jr.
J. W. BEAVERS, JR.

EXHIBIT INDEX

EXHIBIT	DESCRIPTION

10.1	Convertible Loan Agreement, previously filed as Exhibit 99.2 with the Schedule 13D Statement dated November 10, 1997.

10.2	Registration Rights Agreement, previously filed as Exhibit 99.3 with the Schedule 13D Statement dated November 10, 1997.

10.3	Lock-Up Agreement, previously filed as Exhibit 99.4 with the Schedule 13D Statement dated November 10, 1997.

10.4	Warrants, previously filed as Exhibit 99.5 with the Schedule 13D Statement dated November 10, 1997.

10.5	Agreement for Extension and Amendment of Loan Agreement, Promissory Note and Warrant dated November 2, 1998, to be effective as of October 16, 1998, by and among Flotek Industries Inc., Petrovalve International, Inc., Petrovalve, Inc., Turbeco, Inc., USA Petrovalve, Inc. and TOSI, L.P., previously filed with Amendment No. 1 to the Schedule 13D Statement dated November 9, 1998.

10.6	Agreement for Second Extension and Amendment of Loan Documents dated February 24, 1999, to be effective as of January 14, 1999, by and among Flotek Industries Inc., Petrovalve International, Inc., Petrovalve, Inc., Turbeco, Inc., USA Petrovalve, Inc. and TOSI, L.P., previously filed with Amendment No. 2 to the Schedule 13D Statement dated March 2, 1999.

10.7	Intercreditor Agreement dated as of February 24, 1999, by and between Chisholm Energy Partners, L.L.C. and TOSI, L.P., previously filed with Amendment No. 2 to the Schedule 13D Statement dated March 2, 1999.

10.8	Form of Securities Purchase and Exchange Agreement dated as of April 30, 2000 by and among Flotek Industries Inc., TOSI, L.P. and the other signatories thereto, previously filed with Amendment No. 4 to the Schedule 13D Statement dated October 12, 2000.

10.9	Form of Warrant to Purchase Common Stock of Flotek Industries Inc. issued to TOSI, L.P., previously filed with Amendment No. 4 to the Schedule 13D Statement dated October 12, 2000.

10.10	Form of Registration Rights Agreement dated as of April 30, 2000 by and among Flotek Industries Inc., TOSI, L.P. and the other signatories thereto, previously filed with Amendment No. 4 to the Schedule 13D Statement dated October 12, 2000.

10.11	Subscription Agreement dated as of July 11, 2003 by and between TOSI, L.P., and Flotek Industries, Inc., filed herewith.

24.1	Power of Attorney of TOSI, L.P., previously filed with the Schedule 13D Statement dated November 10, 1997.

24.2	Power of Attorney of Pitman Property Corp., previously filed with the Schedule 13D Statement dated November 10, 1997.

24.3	Power of Attorney of J. W. Beavers, Jr., previously filed with the Schedule 13D Statement dated November 10, 1997.

99.1	Agreement pursuant to Rule 13d-1(k), filed herewith.